Exhibit I

CAPITAL PRODUCT PARTNERS L.P. ANNOUNCES FOURTH QUARTER 2019 FINANCIAL RESULTS AND INCREASED QUARTERLY DISTRIBUTION GUIDANCE

ATHENS, Greece Feb. 5, 2020 (GLOBE NEWSWIRE) — Capital Product Partners L.P. (the “Partnership,” “CPLP” or “we” / “us”) (NASDAQ: CPLP), an international owner of ocean-going vessels, today released its financial results for the fourth quarter ended December 31, 2019.

Highlights

•	Quarterly Revenues, Expenses and Net Income from continuing operations of $27.7 million, $18.2 million and $5.8 million respectively for the fourth quarter of 2019.

•	Operating Surplus[1] from continuing operations and Operating Surplus after the quarterly allocation to the capital reserve of $15.0 million and $7.3 million respectively.

•	Completed in January 2020 the acquisition of three 10,000 TEU containers with long term charters to Hapag-Lloyd.

•	Completed during the fourth quarter of 2019 exhaust gas cleaning systems (“scrubber”) installation on three additional 5,000 TEU container vessels.

•	Entered into a term sheet to partially refinance our 2017 credit facility expected to generate approximately $35.4 million of additional liquidity and decrease annual debt amortization.

•	Increased common unit distribution to $0.35 per quarter.

Management Commentary

Mr. Jerry Kalogiratos, Chief Executive Officer of our General Partner, commented:

“The fourth quarter of 2019 has been a pivotal quarter for the Partnership. We have announced and now completed an important acquisition of three 10,000 TEU container vessels, which is expected to substantially increase our distributable cash flow per unit, while maintaining cash flow visibility as the vessels’ charters run into 2024. At the same time, through this acquisition, we increased the size of our fleet by approximately 30%, further expanding into the attractive Neo-Panamax container segment and diversifying our customer base with the addition of Hapag-Lloyd.

[1]

Operating surplus is a non-GAAP financial measure used by certain investors to measure the financial performance of the Partnership and other master limited partnerships. Please refer to Appendix A at the end of the press release for a reconciliation of this non-GAAP measure with net income.

Moreover, we are in the process of completing an important refinancing of three of our vessels, which is expected to lower the debt amortization schedule and the weighted average interest margin we currently have under our 2017 credit facility, while also generating additional liquidity for the Partnership to fuel further growth.

In addition, we have now successfully completed the scrubber retrofit on four of our vessels out of a total of seven vessels scheduled for scrubber retrofit and delivered them under their respective charters.

Last but not least, we have increased our fourth quarter 2019 common unit distribution by approximately 11% and set forth a new quarterly distribution guidance of $0.35 per common unit. The distribution increase in advance of the earnings impact of the three-vessel acquisition demonstrates the Partnership’s confidence in its ability going forward to continue to grow its asset base, combined with a substantial quarterly common unit distribution.”

Financial Summary

As previously announced, the share-for-share transaction with DSS Holdings L.P. (the “DSS Transaction”), involving an aggregate repayment of debt in a principal amount of $146.5 million, the full redemption and retirement of our Class B Convertible Preferred Units at par value and the spin-off of our 25 crude and product tankers (the “Tanker Business”), was completed on March 27, 2019. Accordingly, we present our financial results for the three months ended December 31, 2019, as well as comparative periods, on a continuing operations basis, except where reference is made to discontinued operations.

We currently own a fleet of 14 vessels, consisting of 13 Neo-Panamax container vessels and one drybulk vessel. For the fourth quarter 2018, our financial results from continuing operations include revenues, expenses and cash flows arising from, in addition to the 11 vessels remaining following the DSS Transaction, the M/T Amore Mio II, which we sold and delivered on October 15, 2018. This tanker was not part of the Tanker Business that we spun off in the DSS Transaction.

All per unit data in this release have been retrospectively adjusted to reflect the impact of the one-for-seven reverse unit split we effected on March 27, 2019.

Overview of Fourth Quarter 2019 Results

Net income from continuing operations for the quarter ended December 31, 2019 was $5.8 million, compared with net income from continuing operations of $6.9 million for the fourth quarter of 2018. After taking into account the interest attributable to the general partner, net income from continuing operations per common unit for the quarter ended December 31, 2019 was $0.31, compared to net income from continuing operations per common unit of $0.23 for the fourth quarter of 2018.

Total revenue was $27.7 million for the quarter ended December 31, 2019, compared to $27.6 million during the fourth quarter of 2018. The increase in revenue is attributable to the increase in the average charter rate earned by certain of our vessels including the M/V ‘Agamemnon’, following the commencement of its new charter with Mediterranean Shipping Company S.A., offset to a large extent by the off-hire period incurred by four of our vessels for the installation of scrubber systems and passing of their special survey during the fourth quarter of 2019.

Total expenses for the quarter ended December 31, 2019 were $18.2 million, compared to $16.1 million in the fourth quarter of 2018. Voyage expenses for the quarter ended December 31, 2019 increased to $1.1 million, compared to $0.8 million in the fourth quarter of 2018. Total vessel operating expenses during the fourth quarter of 2019 amounted to $7.7 million, compared to $6.9 million during the fourth quarter of 2018. The increase in operating expenses was mainly due to costs in connection with the passing of special survey of four of our ships during the fourth quarter of 2019. Total expenses for the fourth quarter of 2019 also include vessel depreciation and amortization of $7.5 million, compared to $7.2 million in the fourth quarter of 2018. The increase in depreciation and amortization during the fourth quarter of 2019 was mainly attributable to the completion of the special surveys and installation of scrubber systems on four of our vessels during the second half of 2019. General and administrative expenses for the fourth quarter of 2019 amounted to $2.0 million as compared to $1.2 million in the fourth quarter of 2018. The increase reflects mostly costs incurred relating to the acquisition of the three 10,000 TEU containers and higher non cash equity compensation expense.

Total other expense, net for the quarter ended December 31, 2019 was $3.7 million compared to $4.5 million for the fourth quarter of 2018. Total other expense, net includes interest expense and finance costs of $3.9 million for the fourth quarter of 2019, as compared to $4.7 million in the fourth quarter of 2018. The decrease in interest expense and finance costs was mainly attributable to the decrease in the average long-term debt outstanding during the period and the decrease in the LIBOR weighted average interest rate compared to the fourth quarter of 2018.

Capitalization of the Partnership

As of December 31, 2019, total cash, including $5.5 million of restricted cash under our 2017 credit facility, amounted to $63.5 million.

As of December 31, 2019, total partners’ capital amounted to $406.7 million, a decrease of $474.6 million compared to $881.3 million (including discontinued operations) as of December 31, 2018. The decrease was primarily due to the completion of the DSS Transaction, distributions declared and paid in the total amount of $28.8 million during 2019 and the total net loss of $122.5 million for the year (including an impairment charge of $149.6 million relating to the DSS Transaction).

As of December 31, 2019, the Partnership’s total debt was $262.4 million, reflecting a decrease of $183.5 million compared to $445.9 million (including discontinued operations) as of December 31, 2018. The decrease is attributable to the prepayment of our debt of $146.5 million in connection with the DSS Transaction and scheduled principal payments during the year.

Operating Surplus

Operating surplus from continuing operations for the quarter ended December 31, 2019 amounted to $15.0 million, compared to $12.7 million for the previous quarter ended September 30, 2019 and $15.9 million for the fourth quarter of 2018. For the fourth quarter of 2019, we allocated $7.7 million to the capital reserve in line with the previous quarter. Operating surplus after the quarterly allocation to the capital reserve was $7.3 million for the quarter ended December 31, 2019. Operating surplus is a non-GAAP financial measure used by certain investors to measure the financial performance of the Partnership and other master limited partnerships. Please refer to Appendix A at the end of the press release for a reconciliation of this non-GAAP measure with net income.

Acquisition of Three 10,000 TEU Container Vessels

On December 18, 2019, the Partnership announced that it agreed to acquire three 10,000 TEU sister container vessels for a total consideration of $162.6 million from Capital Maritime & Trading Corp. The vessels, the M/V ‘Athos’, the M/V ‘Aristomenis’ and the M/V ‘Athenian’ built in 2011 at Samsung Heavy Industries Co. Ltd S. Korea, are employed under long-term time charters with Hapag-Lloyd which will expire in April 2024. The gross charter rate for each vessel currently amounts to $27,000 per day, increasing to $28,000 per day for the M/V ‘Aristomenis’ from October 2020, and from July 2021 onwards for the M/V Athos and the M/V Athenian. The time charters include two one-year options at $32,500 and $33,500 gross per day, respectively.

The Partnership completed the acquisition of the M/V ‘Athenian’ on January 22, 2020. The acquisition cost of $54.2 million was funded with $38.5 million drawn under a term loan entered into with Hamburg Commercial Bank A.G. and $15.7 million of cash at hand.

The acquisition of M/V ‘Aristomenis’ and M/V ‘Athos’ was completed on January 23, 2020. The acquisition cost of $108.4 million in total was funded through a sale and lease back transaction entered into with CMB Financial Leasing Co., Ltd, for an amount of $77.0 million and $31.4 million cash at hand.

The average fleet age of the Partnership following the transaction is 7.8 years and the average remaining charter duration stands at 4.6 years.

Partial Refinancing of its 2017 Credit Facility

On December 18, 2019 the Partnership also announced that it has entered into a term sheet with ICBC Financial Leasing Co., Ltd. (“ICBCFL”) for the sale and lease back of three vessels currently mortgaged under our 2017 credit facility, namely the ‘CMA CGM Amazon’, the ‘CMA CGM Uruguay’ and the ‘CMA CGM Magdalena’, for a total amount of $155.4 million. The estimated repayment amount required to release these three vessels under the 2017 credit facility (based on the current principal amount outstanding under our 2017 credit facility and vessel charter free fair market values as of December 31, 2019) is $119.9 million. Principal repayments under the ICBCFL lease amount to $2.8 million per quarter. The lease has a duration of 7 years after drawdown and includes mandatory purchase obligations for the Partnership to repurchase the vessels on expiration at the predetermined price of $77.7 million in total. In addition, the Partnership has various purchase options commencing from the first year of the lease.

Total estimated debt amortization after the partial refinancing under the ICBCFL lease and the 2017 credit facility will amount to $27.4 million per year compared to $30.8 million annual debt amortization currently paid under the 2017 credit facility. Furthermore, the partial refinancing is expected to generate approximately $35.4 million of additional liquidity for the Partnership based on the principal amount currently outstanding under our 2017 credit facility and vessel charter free fair market values as of December 31, 2019.

The ICBCFL lease is subject to customary closing conditions and is expected to be completed in the first quarter of 2020.

Quarterly Common Unit Cash Distribution

On January 21, 2020, the Board of Directors of the Partnership (the “Board”) declared an increased cash distribution of $0.35 per common unit for the fourth quarter of 2019, representing an increase of $0.035 per common unit compared to the common unit distribution for the previous quarter, payable on February 11, 2020 to common unit holders of record on February 3, 2020.

Neo-Panamax Container Market

The Neo-Panamax container charter market for 8,000+ TEU vessels remained tight during the fourth quarter of 2019, as there was limited vessel availability despite the seasonally weaker demand.

Scrubber retrofits, including in many cases longer-than-expected scrubber installation periods, continued to restrict vessel supply thereby stabilizing the charter market during a year which has been characterized by weaker demand growth and an escalating trade war between the US and China.

Analysts estimate that the idle fleet at the end of 2019 stood at around 6.0% of the total worldwide container fleet, which includes approximately 3.3% of container capacity out of service for scrubber retrofits.

The container orderbook is estimated to be close to historic lows, and at the end of 2019 stood at 10.6% of the total worldwide container fleet, which is a slight increase from 9.8% at the end of September 2019.

Containership demolition for the full year 2019 is estimated at 178,588 TEU, compared to 119,094 TEU for the same period in 2018.

The full year 2019 demand growth estimate has been revised downwards to 1.8% with supply growth at 4.0%. For 2020, initial analyst forecasts expect improved demand growth at 2.8%, but still below vessel supply growth which is estimated at 3.1%. Both estimates however do not take into account vessels out of service for scrubber retrofits, which is expected to continue to materially restrict vessel supply into 2020.

Conference Call and Webcast

Today, February 5, 2020, the Partnership will host an interactive conference call at 9:00 am Eastern Time to discuss the financial results.

Conference Call Details

Participants should dial into the call 10 minutes before the scheduled time using the following numbers:1 (877) 553-9962 (U.S. Toll Free Dial In), 0(808) 238-0669 (UK Toll Free Dial In) or +44 (0) 2071 928592 (Standard International Dial In). Please quote “Capital Product Partners.”

A replay of the conference call will be available until February 12, 2020 by dialing 1(866) 331-1332 (U.S. Toll Free Dial In), 0(808) 238-0667 (UK Toll Free Dial In) or +44 (0) 3333 009785 (Standard International Dial In). Access Code: 69648481#.

Slides and Audio Webcast

There will also be a simultaneous live webcast over the Internet, through the Capital Product Partners website, www.capitalpplp.com. Participants to the live webcast should register on the website approximately 10 minutes prior to the start of the webcast.

About Capital Product Partners L.P.

Capital Product Partners L.P. (NASDAQ: CPLP), a Marshall Islands master limited partnership, is an international owner of ocean-going vessels. CPLP currently owns 14 vessels, including 13 Neo-Panamax container vessels and one capesize bulk carrier.

For more information about the Partnership, please visit: www.capitalpplp.com.

Forward-Looking Statements

The statements in this release that are not historical facts, including, among other things, statement relating to the expected financial performance of CPLP’s business, CPLP’s ability to pursue growth opportunities, CPLP’s expectations or objectives regarding liquidity, future distributions, and market and charter rate expectations are forward-looking statements (as such term is defined in Section 21E of the Securities Exchange Act of 1934, as amended). These forward-looking statements involve risks and uncertainties that could cause the stated or forecasted results to be materially different from those anticipated. For a discussion of factors that could materially affect the outcome of forward-looking statements and other risks and uncertainties, see “Risk Factors” in CPLP’s annual report filed with the SEC on Form 20-F. Unless required by law, CPLP expressly disclaims any obligation to update or revise any of these forward-looking statements, whether because of future events, new information, a change in its views or expectations, to conform them to actual results or otherwise. Forward-looking statements are not guarantees. Actual results could differ materially from those expressed or implied in forward-looking statements. You are cautioned not to place undue reliance on forward-looking statements.

CPLP-F

Contact Details:

Capital GP L.L.C.

Jerry Kalogiratos

CEO

Tel. +30 (210) 4584 950

E-mail: j.kalogiratos@capitalpplp.com

Capital GP L.L.C.

Nikos Kalapotharakos

CFO

Tel. +30 (210) 4584 950

E-mail: n.kalapotharakos@capitalmaritime.com

Investor Relations / Media

Nicolas Bornozis

Capital Link, Inc. (New York)

Tel. +1-212-661-7566

E-mail: cplp@capitallink.com

Source: Capital Product Partners L.P.

Capital Product Partners L.P.

Unaudited Condensed Consolidated Statements of Comprehensive Income

(In thousands of United States Dollars, except for number of units and earnings per unit)

	For the three-month periods ended December 31,		For the years ended December 31,
	2019	2018	2019	2018
Revenues	27,701	27,577	108,374	116,894
Revenues – related party	—	—	—	701

Total revenues	27,701	27,577	108,374	117,595

Expenses:
Voyage expenses	1,078	822	2,930	9,113
Vessel operating expenses	6,703	5,892	26,632	26,427
Vessel operating expenses - related parties	995	992	3,917	4,221
General and administrative expenses	2,016	1,188	5,502	5,713
Vessel depreciation and amortization	7,450	7,235	29,261	32,813
Impairment of vessel	—	—	—	28,805

Operating income	9,459	11,448	40,132	10,503

Other income / (expense), net:
Interest expense and finance cost	(3,865)	(4,660)	(17,036)	(18,964)
Other income	202	157	1,325	850

Total other expense, net	(3,663)	(4,503)	(15,711)	(18,114)

Partnership’s net income / (loss) from continuing operations	5,796	6,945	24,421	(7,611)

Preferred unit holders’ interest in Partnership’s net income from continuing operations	—	2,775	8,996	11,101
General Partner’s interest in Partnership’s net income / (loss) from continuing operations	107	79	288	(352)
Common unit holders’ interest in Partnership’s net income / (loss) from continuing operations	5,689	4,091	15,137	(18,360)

Partnership’s net (loss) / income from discontinued operations	(172)	6,293	(146,876)	7,507

Partnership’s net income / (loss)	5,624	13,238	(122,455)	(104)

Net income / (loss) from continuing operations per:
Common unit, basic and diluted	0.31	0.23	0.83	(1.01)
Weighted-average units outstanding:
Common units, basic and diluted	18,178,274	18,101,088	18,178,144	18,100,455
Net (loss) / income from discontinued operations per:
Common unit, basic and diluted	(0,01)	0.34	(7.93)	0.41
Weighted-average units outstanding:
Common units, basic and diluted	18,178,274	18,101,088	18,178,144	18,100,455
Net income / (loss) from operations per:
Common unit, basic and diluted	0.30	0.57	(7.10)	(0.60)
Weighted-average units outstanding:
Common units, basic and diluted	18,178,274	18,101,088	18,178,144	18,100,455

Capital Product Partners L.P.

Unaudited Condensed Consolidated Balance Sheets

(In thousands of United States Dollars)

Assets	As of December 31, 2019	As of December 31, 2018
Current assets
Cash and cash equivalents	57,964	21,203
Trade accounts receivable, net	2,690	16,126
Prepayments and other assets	2,736	2,017
Inventories	1,471	1,516
Claims	1,085	—
Current assets from discontinued operations	—	23,698

Total current assets	65,946	64,560

Fixed assets
Vessels, net	576,891	586,100

Total fixed assets	576,891	586,100

Other non-current assets
Above market acquired charters	46,275	60,655
Deferred charges, net	3,563	—
Restricted cash	5,500	16,996
Prepayments and other assets	5,287	2,466
Non-current assets from discontinued operations	—	654,468

Total non-current assets	637,516	1,320,685

Total assets	703,462	1,385,245

Liabilities and Partners’ Capital
Current liabilities
Current portion of long-term debt, net	26,997	37,479
Trade accounts payable	12,501	14,348
Due to related parties	5,256	17,742
Accrued liabilities	16,156	16,740
Deferred revenue, current	3,826	7,315
Current liabilities from discontinued operations	—	21,535

Total current liabilities	64,736	115,159

Long-term liabilities
Long-term debt, net	231,989	253,932
Deferred revenue	—	96
Long-term liabilities from discontinued operations	—	134,744

Total long-term liabilities	231,989	388,772

Total liabilities	296,725	503,931

Commitments and contingencies

Total partner’s’ capital	406,737	881,314

Total liabilities and partners’ capital	703,462	1,385,245

Capital Product Partners L.P.

Unaudited Condensed Consolidated Statements of Cash Flows

(In thousands of United States Dollars)

	For the years ended December 31,
	2019	2018
Cash flows from operating activities of continuing operations:
Net income / (loss) from continuing operations	24,421	(7,611)
Adjustments to reconcile net income / (loss) to net cash provided by operating activities of continuing operations:
Vessel depreciation and amortization	29,261	32,813
Amortization of deferred financing costs	1,096	1,359
Amortization of above market acquired charters	14,380	14,380
Equity compensation expense	907	613
Impairment of vessel	—	28,805
Changes in operating assets and liabilities:	—
Trade accounts receivable, net	13,436	(11,354)
Prepayments and other assets	(1,195)	855
Inventories	45	1,147
Claims	(1,085)	—
Trade accounts payable	(9,406)	4,074
Due to related parties	(12,486)	3,508
Accrued liabilities	(9,558)	1,648
Deferred revenue	(3,585)	(10,059)
Dry docking costs paid	(954)	—

Net cash provided by operating activities of continuing operations	45,277	60,178

Cash flows from investing activities of continuing operations:
Vessel improvements	(6,519)	(2,428)
Proceeds from sale of vessel	—	39,789

Net cash (used in) / provided by investing activities of continuing operations	(6,519)	37,361

Cash flows from financing activities of continuing operations:
Deferred financing costs paid	(788)	(72)
Payments of long-term debt	(32,733)	(55,283)
Redemption of Class B unit holders	(116,850)	—
Dividends paid	(28,771)	(52,600)

Net cash used in financing activities of continuing operations	(179,142)	(107,955)

Net decrease in cash, cash equivalents and restricted cash from continuing operations	(140,384)	(10,416)

Cash flows from discontinued operations
Operating activities	8,905	37,712
Investing activities	(1,484)	(41,837)
Financing activities	158,228	(18,557)

Net increase / (decrease) in cash, cash equivalents and restricted cash from discontinued operations	165,649	(22,682)

Net increase / (decrease) in cash, cash equivalents and restricted cash	25,265	(33,098)

Cash, cash equivalents and restricted cash at beginning of period	38,199	71,297

Cash, cash equivalents and restricted cash at end of period	63,464	38,199

Supplemental cash flow information

Cash paid for interest	20,138	24,952
Non-Cash Investing and Financing Activities
Capital expenditures included in liabilities	15,004	547
Capitalized dry docking costs included in liabilities	2,560	480
Assumption of loan regarding the acquisition of the shares of the companies owning the M/T Aristaios and the M/T Anikitos included in discontinued operations	—	43,958
Reconciliation of cash, cash equivalents and restricted cash
Cash and cash equivalents	57,964	21,203
Restricted cash - Non-current assets	5,500	16,996

Total cash, cash equivalents and restricted cash shown in the statements of cash flows	63,464	38,199

Appendix A – Reconciliation of Non-GAAP Financial Measure

(In thousands of U.S. dollars)

Description of Non-GAAP Financial Measure – Operating Surplus

Operating Surplus represents net income adjusted for depreciation and amortization expense, impairment of vessel, amortization of above market acquired charters and straight-line revenue adjustments.

Operating Surplus is a quantitative measure used in the publicly traded partnership investment community to assist in evaluating a partnership’s financial performance and ability to make quarterly cash distributions. Operating Surplus is not required by accounting principles generally accepted in the United States (“GAAP”) and should not be considered a substitute for net income, cash flow from operating activities and other operations or cash flow statement data prepared in accordance with GAAP or as a measure of profitability or liquidity. Our calculation of Operating Surplus may not be comparable to that reported by other companies. The table below reconciles Operating Surplus to net income for the following periods:

Reconciliation of Non-GAAP Financial Measure – Operating Surplus	For the three-month period ended December 31, 2019	For the three-month period ended September 30, 2019	For the three-month period ended December 31, 2018
Partnership’s net income from continuing operations	5,796	3,360	6,945

Adjustments to reconcile net income to operating surplus prior to Capital Reserve and Class B Preferred Units distribution
Depreciation and amortization[1]	8,174	8,074	7,564
Amortization of above market acquired charters and straight-line revenue adjustments	1,047	1,270	1,408

Operating Surplus from continuing operations	15,017	12,704	15,917

Add: Operating Surplus from discontinued operations	172	34	17,462

Total Operating Surplus from operations	15,189	12,738	33,379

Capital reserve	(7,703)	(7,703)	(13,597)

Class B preferred units distributions[2]	—	—	(2,775)

Operating Surplus after capital reserve and Class B Preferred Units distribution	7,486	5,035	17,007

(Increase)/decrease in recommended reserves	(846)	801	(11,171)

Available Cash	6,640	5,836	5,836

[1]	Depreciation and amortization line item includes the following components:

•	Vessel depreciation and amortization; and

•	Deferred financing costs and equity compensation plan amortization.

[2]	All outstanding Class B Units were redeemed on March 27, 2019.